

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

April 3, 2009

Mr. Francis P. Jenkins, Jr.
Chairman of the Board
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

   RE: **Shermen WSC Acquisition Corp. ("the company")**
         Revised Proxy – Form PREM 14A
         Filed March 11, 2009
         File No. 0-52642

Dear Mr. Jenkins:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.   In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. We note your response to prior comment one from our letter dated February 19, 2009. It appears that the budgeted capital expenditures and other annexes relate to important information that is discussed in the proxy statement. We reissue the comment.

   2. We note your response to prior comment two from our letter dated February 19,

2009 and the statement that you and your financial advisor are considering how the repurchase program will be conducted. Please identify for us of the material terms, mechanisms, and third parties, including the identity of the financial advisor, prior to mailing definitive proxy materials. We may have further comment.

Risk Factors

"If the business combination is not completed…", page 34

3. We note your response to prior comment 17 and the reference on page 34 to your certificate of incorporation, which provides that you could amend relevant provisions "if [you] were to obtain the approval of such amendments by the holders of at least 80%." Please revise to disclose whether consideration has been given to the possibility of seeking an amendment to this provision by a simple majority vote so that an 80% vote would not be necessary.

Activities taken by our existing stockholders…" page 39

4. We note your response to prior comment 20. Please revise to provide the analysis in your response concerning why you believe such arrangements would not diminish shareholder protections as outlined in the company's initial public offering. In addition, please revise to disclose whether you believe "a period when [you] are not then aware of any material non-public information" may include a period of negotiation of terms of a repurchase agreement or other arrangement for purchases of a significant number of Shermen's shares.

Liquidity and Capital Resources, page 149

5. We note your response to prior comments 16 and 27. Please revise page 149 and where appropriate to disclose the terms of the "broad agreement on an outline term sheet," including, as appropriate, cautionary language regarding their preliminary nature.

Unaudited Pro Forma Condensed Combined Financial Information

Note A. Basis of Presentation, page 157

6. We have reviewed your response to our prior comment 28 noting you believe the transaction should be recorded as a recapitalization due to (i) the large minority voting interest retained by ED&F Man (49.5%), (ii) the composition of management that will mainly be former ED&F Man employees, (iii) the composition of the board as a result of the transaction will point to joint control or slightly in favor of ED&F Man as Shermen has agreed to appoint Peter Harding, a former ED&F Man employee and (iv) Westway is an operating company where Shermen is a blank check company. The guidance in paragraph A12(b) of SFAS

141(R) states that one could look to the existence of a large minority voting interest in determining the acquirer, but it appears that this should be done only if there is no other owner or group of owners that have a significant voting interest. Since Shermen has a 50.5% (51%) voting interest this would not appear to be applicable criteria in determining the acquirer. Per disclosure throughout the document, it appears that Shermen (Class A common stock holders) will have the right to appoint four of the seven members of the board and ED&F Man (Class B common stock holders) will have the right to appoint three of the seven members. Even though it appears that the board will currently be under joint control or slightly in favor of ED&F Man, the disclosure starting on page 61 states that you are eliminating the staggered board and the board members will be elected on an annual basis. In addition, if the ED&F Man ownership percentage decreases, the number of board members ED&F Man will have the right to elect, decreases. Based on the foregoing it appears that Shermen will ultimately control the selection of the board. Considering Shermen controls 50.5% (51%) of the outstanding shares, Shermen issued cash and equity interests to effect the acquisition and Shermen has the right to elect a majority of the board members, this transaction appears to more closely resemble a business combination with Shermen as the acquirer and should be recorded in accordance with SFAS 141(R). Please clarify or advise.

7. We have reviewed your response to our prior comment 31, noting that you utilized the liquidation preference amount of $5.50 as the fair value of the Series A preferred stock. Please provide a detailed discussion of how this determination of fair value is in accordance with SFAS No. 157. Discuss the valuation technique used (e.g. market, income and/or cost approach), the inputs used (observable, unobservable) and the priority of those inputs in the fair value hierarchy (e.g. level 1, level 2, level 3). In addition, please note the amount disclosed in your response appears to be inconsistent with the amount of $5.76 assigned to the Series A preferred stock as part of the total consideration disclosed in the letter issued to the shareholders. Please clarify or advise.

Notes B. Pro Forma Adjustments, page 157

8. We have reviewed your response to our prior comment 32 noting you consider the pro forma entries (11) and (14) to capitalize interest on assets in the course of construction as a result of the credit facility that is being entered into as part of the business combination (entry 3) to be factually supportable and expected to have a continuing impact. It appears that there is no indication that this debt would have been utilized to fund assets under construction as you have previously disclosed the intention of this credit facility was to pay for costs related to the business combination. In addition, this entry appears to be more of a forecast of what the future operations of Westway would be because the historical financial statements omitted various items when they were carved out of ED&F Man. Based on the foregoing, it would appear that these pro forma adjustments would not meet the criteria per Article 11 of Regulation S-X. Please clarify or advise.

9. We note that pro forma entry (5) relates to the dividend that will be paid to the holders of initial public offering shares of your common stock upon consummation of the business combination. Please tell us whether this pro forma adjustment is supported by an executed agreement (i.e. factually supportable). If the dividend is based on actions that management intends to take once the merger is complete, it would appear that this pro forma adjustment would not meet the criteria per Article 11 of Regulation S-X. The Staff will not object to a footnote to your pro forma financial statements discussing this adjustment with related disclosure indicating that it is not included in your pro forma financial statements.

Certain United States Federal Income Tax Consequences, page 161

10. We note the statement on page 162 that "We believe that no gain or loss will be recognized by us or by the holders of our common stock as a result of the transactions if their conversion rights are not exercised." Please clarify that you are not qualified to provide an opinion of counsel.

Background of the Business Combination, page 169

11. We note the statement on page 167 that the decision to hire Oppenheimer was "based upon its reputation and experience, expertise in the industry in which Westway operates and its past performance in agri-business transactions in which certain of our current executive officers and directors were involved." As Oppenheimer's purchase of certain CIBC assets appears to have occurred in late 2007, please revise here and on page 47 to address the extent to which the deferred underwriting compensation owed to CIBC's successor and any other sources of potential conflicts of interest factored negatively in the decision in February 2009 to hire Oppenheimer.

12. We note your revised disclosure and response to prior comment 40. Please revise the last two paragraphs on page 167 to describe the material discussions that took place between the time of the initial meetings in December 2007 and the February 12, 2008 "draft term sheet outlining the transaction with Westway." For example, it is unclear what the terms were in the draft term sheet; who proposed those terms; which of these terms, if any, are contained in the final transaction proposal; and what discussions, if any, took place between December and February. In this regard, it is unclear if the draft terms discussed in February had already been proposed by one side or the other in December. Please revise accordingly.

13. Also, we note the statement "[T]he term sheet provided for consideration consisting of our common stock, shares of Series A Preferred Stock and cash" in the second full paragraph on page 168. And we note the statement "it was proposed" in the fourth to last full paragraph on page 168. However, you do not disclose the amount or value of the proposed consideration, who made the proposals, or whether the company accepted them on April 10, 2008 or May 12,

2008, which appears to have been the next occasion on which revised terms were discussed. Please revise accordingly.

Opinion of Our Financial Advisor, page 180

14. We note your response to prior comment 43. Please revise to reconcile the statements regarding limitations or instructions imposed on Oppenheimer in the last sentence in the first full paragraph on page 176 and the last sentence in the second to last full paragraph on page 178.

15. We note your response to prior comment 45. Please revise to disclose whether the board or Oppenheimer considered that the higher end of values in the selected companies analysis is below the consideration to be paid assuming full payment of contingent consideration.

16. With respect to prior comment 47, please add the clarifying explanation identified in the third bullet point of the comment.

Westway Audited Financial Statements
Notes to Combined Carve-out Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, F-39

17. We have reviewed your response to our prior comment 59. You indicated that since the services listed in the contracts are requested by the customer, your revenue arrangements do not constitute multiple deliverables under EITF 00-21. It would appear that most contracts entered into between a customer and vendor represents a request by the customer for specific services and thus selection of specific services by the customer does not determine whether a revenue contract is a multiple-element arrangement. It appears from your disclosure and your response that your contracts do contain multiple elements. Please provide a detailed discussion to support your revenue recognition policy, including your analysis of EITF 00-21.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

You may contact William Kearns, accountant, at (202) 551-3727 or Brian

Bhandari, accounting reviewer, at (202) 551- 3390 regarding any accounting or financial statement issues. Please call Janice McGuirk at (202) 551-3395 or Jim Lopez, reviewer, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc via fax to: Craig L. Godshall, Esq.
(215) 655-2491